FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of NOVEMBER, 2007

Logan Resources Ltd. (File #000-50737)

(Translation of registrant's name into English)

1066 West Hastings Street, Suite #1640, Vancouver, B.C. Canada, V6E 3X1

(Address of principal executive offices)

Attachments:

1.

News Release dated November 9, 2007- Logan Resources Intersects Gold Over 1km Strike at the Heidi Project, Yukon Territory

2.

News Release dated November 20, 2007- Logan Resources Ltd. Announces $3.5 million Private Placement

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Logan Resources Ltd.

(Registrant)

Date: January 3, 2008

By: /s/ Judith T. Mazvihwa

 Name

Its: CFO/Director

(Title)

LOGAN RESOURCES LTD.

NEWS RELEASE

TSX-V: LGR

PK (USA): LGREF

Friday November 9, 2007

LOGAN RESOURCES INTERSECTS GOLD OVER 1KM STRIKE

 AT HEIDI PROJECT, YUKON TERRITORY

Vancouver – November 9, 2007 – Logan Resources Ltd. (TSXV:LGR) today announced the results of the 2007 summer exploration and diamond drill program at its 100%-owned Heidi gold project in the Dawson and Mayo Mining Districts, Yukon Territory. The drill program successfully intersected gold mineralization in 14 of the 19 holes over a 1 km strike and the airborne geophysical program outlined significant new targets for the next phase of drilling. The extent of the horizons of alteration and mineralization intersected in both the 2006 and 2007 drill holes confirms the validity of the target indicated by geology, surface trenching and geophysical surveys. Continued diamond drilling is warranted from these encouraging results. The Heidi property has been expanded from 54 claims (1,000 hectares) to 220 claims (4,074 hectares) to secure additional ground covering promising new gold targets. The property is located 95 km northeast of Dawson City and 30 km east of the Dempster Highway.

Mineralization observed on the Heidi property to date consists of stratabound gold-bearing pyrite-arsenopyrite replacement zones in carbonate rich horizons and related quartz-sulphide breccia veins within the sedimentary stratigraphy. This sequence is peripheral to a buried intrusion similar to Scheelite Dome, Yukon Territory. The intrusion itself has potential to host bulk tonnage gold mineralization similar to the Fort Knox deposit in Alaska.

The 2007 diamond drill program was designed to test priority targets over extensive coincident induced polarization, magnetic and gold geochemical anomalies. The geological goal is the stratabound, silica-altered, gold-bearing pyrite-arsenopyrite vein-breccia horizon peripheral to the buried intrusive. This exploratory drilling program consisted of 19 holes totaling 2,685.88 metres (8,812 feet); fourteen holes intersected narrow zones of gold mineralization within the northern portion of the buried intrusion associated with stratabound silica alteration zones within the sedimentary country rocks above the intrusion. Gold assay results from the nine more significant 2007 drill intersections within these mineralized alteration horizons, follow at the end of the news release.

Geophysical interpretation of the 2007 airborne magnetic and radiometric surveys outlined a buried intrusion 6 km in diameter. The intrusion appears to belong to the Cretaceous aged Tombstone Suite as evidenced by the composition of the high level dykes and/or sills that have been mapped on surface. The northern and southern portions of the intrusion lie approximately 150 m below surface, generally just beyond the depth of the 2007 drill holes. Across the northern portion of the buried intrusion a variable higher grade magnetic signature extends across a 1.5 km zone and appears to reflect sulphide feeder zones associated with an underlying offshoot of the intrusion or dykes. Pyrrhotite (which is magnetic) has been identified within the sulphide zones on the property. The phase two drill program will test deeper targets identified by the 2007 airborne survey.

In the 2006 program, the Company completed two diamond drill holes totaling 425 metres (1,394 feet). This work was successful in confirming the continuity of gold bearing pyrite-arsenopyrite vein-breccia horizons up to 10 metres in width. Hole HDI-06-2 intersected a 26-metre mineralized horizon containing a 4-metre interval, from 15 to 19 metres, which assayed 2.09 g/t Au, including 4.04 g/t Au over 2 m. This confirmed historical surface trench results which returned values of 1 to 7 g/t Au over 1-metre chip intervals.

Gold assay results from nine of the more significant 2007 drill intersections:

HOLE NO.	FROM (M)	TO (M)	WIDTH (M)	Au g/t
HDI-07-06	81	83	2	1.02
And	85	86	1	0.99
HDI-07-07	119	122	3	1.51
HDI-07-09	68	69	1	0.95
HDI-07-10	169.47	170.38	0.91	1.10
HDI-07-11	56.4	57.3	0.9	1.24
And	195	197	2	0.60
And	243	244	1	1.40
HDI-07-13	142	143	1	1.09
HDI-07-14	38	42	4	0.68
HDI-07-16	104	105	1	1.23
And	167	168	1	1.39
HDI-07-17	90	92	2	0.67

Eco Tech Laboratories Ltd. of Kamloops, B.C. analyzed the samples by ICP; gold was determined by fire assay.  Normal QA/QC procedures were followed with assays of duplicates, standards and blanks.   Eco Tech is an ISO 9001 accredited laboratory. Check assays were also conducted by Acme Analytical Laboratories Ltd., an ISO 9001 Accredited Co.

Michael Sanguinetti, P. Eng., Consulting Geologist, is the Qualified Person as defined by NI 43-101 with respect to the technical information contained herein.

Logan Resources Ltd. is a mineral exploration company that specializes in acquiring, exploring and advancing Canadian mineral properties. The Company has a diversified portfolio of base metal, precious metal and uranium projects. For more information on the property portfolio and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD

“Seamus Young”

--------------------------

Seamus Young

President and CEO

For further information contact:

Logan Resources Ltd.
Seamus Young

604-689-0299 x223

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from registration is available.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

LOGAN RESOURCES LTD.

NEWS RELEASE

TSX-V: LGR

PK (USA): LGREF

Tuesday November 20, 2007

LOGAN RESOURCES ANNOUNCES $3.5 MILLION PRIVATE PLACEMENT

Vancouver -- Tuesday, November 20, 2007 - Logan Resources Ltd. (TSXV:LGR) ("The Company") today announced a non brokered private placement. The financing consists of up to 7,500,000 flow through units (the "FT Units") at a price of $0.40 per FT Unit and up to 1,428,572 non-flow-though units (the "NFT Units") at a price of $0.35 per NFT Unit, for total gross proceeds of up to $3,500,000 (the "Offering").

Each FT Unit will consist of one flow-through share and one-half of one non-flow-through share purchase warrant (a "FT Warrant"). Each whole FT Warrant is exercisable at $0.50 for 18 months. Each NFT Unit will consist of one common share and one share purchase warrant (a "NFT Warrant"). Each NFT Warrant is exercisable at $0.45 for 18 months.

A finder's fee or commission of 8% will be paid in cash, or in NFT Units, at the election of the finder.

The Offering is subject to TSX Venture Exchange acceptance. All securities issued pursuant to the Offering will be subject to a four-month hold period from the closing date.

The proceeds from the flow-through portion of the financing will be used for exploration programs on the Company's properties in the Yukon Territory, with a particular focus on exploration and drilling at its Shell Creek (Cu, Au) project. Proceeds from the non flow-through portion of the financing will be used for working capital and general exploration.

Logan Resources Ltd. is a mineral exploration company that specializes in acquiring, exploring and advancing Canadian mineral properties. The Company has a diversified portfolio of precious metal, base metal and uranium projects. For more information on the property portfolio and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD

“Seamus Young”

--------------------------

Seamus Young

President and CEO

For further information contact:

Logan Resources Ltd.
Seamus Young

604-689-0299 x223

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from registration is available.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.